Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

All amounts are in US$

KOLIBRI GLOBAL ENERGY INC. PROVIDES STRATEGY

UPDATE AND HIGHER 2026 FORECAST

Thousand Oaks, CALIFORNIA, June 29, 2026 – Kolibri Global Energy Inc. (the “Company” or Kolibri”) (TSX: KEI, NASDAQ: KGEI) is announcing an update to its long-term strategy along with a revised forecast based on updates to its 2026 drilling program.

Company Strategy

The Company’s strategy to date has been to mainly focus on developing the Lower Caney in the Company’s Tishomingo field in Oklahoma. However, the Company has long known that there are other benches in its field that are not currently reflected in the Company’s reserve report. It believes that, with modifications to its latest completion techniques, these benches can be economically developed. The Company has revised its strategy to include targeting these benches while continuing the development of the Lower Caney. These benches include the False Caney, the Upper Caney, the T-zone, and the Sycamore. The Company’s strategy will be to continue drilling mainly one and a half and two-mile lateral development wells in the Lower Caney formation while also drilling longer lateral wells into these additional benches to determine their economic viability.

The Company is adding an additional well to its 2026 drilling program, which will target the False Caney. The Upper Caney is likely to be the next bench targeted and may be drilled in late 2026 or early 2027. The Company will determine the next T-zone well and potentially test the Sycamore at a later date.

Operations & Corporate Update

The Company is currently drilling the three previously announced Clifton Mack wells. Immediately following the drilling of these wells, the drilling rig is scheduled to move over to drill the Lovina 5-8-1H well (98.5% working interest), which will be a two-mile lateral False Caney well.

The Clifton Mack 11-14-1HR well has been drilled and cased after being redrilled with a redesigned casing program. Unexpected geologic conditions were encountered in the drilling of the first Clifton Mack well, which resulted in the need to redrill and redesign the well with extra casing strings.

The Company is currently batch drilling the Clifton Mack 11-14-2HR and the Clifton Mack 11-14-3HR wells, with the learnings from the first Clifton Mack well being applied to these wells. The Clifton Mack wells are located in the Southwest corner of Kolibri’s acreage block and were probable locations on the Company’s December 2025 reserve report. The wells are planned to be completed in the third quarter.

Based on the updated plans, the Company is forecasting the following results, assuming a $70 oil price for the rest of the year. All amounts are in U.S. dollars:

	2026 Base Forecast	% Increase from Fiscal Year 2025

Average production	4,700 to 5,200 boepd	17% to 30%
Revenue(1)	$78 million to $84 million	37% to 48%
Adjusted EBITDA(2)	$56 million to $62 million	33% to 47%
Capital Expenditures	$39 million to $43 million
Net Debt at December 2026	$38 million to $42 million

(1)	Assumptions include forecasted pricing for July - December 2026 of WTI US $70/bbl, $3.50 Henry Hub and NGL pricing of $28.00/boe and includes the impact of the Company’s existing hedges and a 100% working interest in the Clifton Mac wells.
(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

Wolf Regener, President and CEO, commented, “This revised forecast generates an Adjusted EBITDA of $56 to $62 million on capital expenditures of $39 to $43 million. Our forecasted revenue increases by over 40 percent from 2025 with this drilling program and is based on a future oil price of $70 per barrel (our previous forecast was based on $74 per barrel). This forecast not only demonstrates the Company’s strong cash flow generation, but it also reflects the beginning of our updated strategy to target other benches in the Tishomingo field. The forecast also accounts for the extra costs incurred in drilling and redrilling the first Clifton Mack well and the redesigned second and third Clifton Mack wells. These wells will be more expensive than our normal Caney well design due to the extra casing strings needed in this area. Although we encountered unexpected geologic conditions in drilling the first Clifton Mack well, the pressures we encountered are supportive of high production rates from the Clifton Mack wells. Our standard Caney well design will continue to be used in other areas of the field.

“I’m excited to announce our updated corporate strategy and that testing our first False Caney well, will happen soon, hopefully proving up a new bench. Successful results in these additional benches will have the potential to add many future drilling locations not currently booked, which would increase our reserves and thus value for our shareholders.”

David Neuhauser, Chairman, commented, “The Board, including its new members, who have extensive technical and financial experience, is fully supportive of Kolibri’s continued focus on increasing both production and reserves to further unlock intrinsic value for its shareholders through the drill bit. Being a low-cost energy producer in the heart of America is vital for future energy security and should command a premium valuation which we feel is not reflected in our current stock price.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	“Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Non-GAAP Measures

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs.

The following is the reconciliation of the non-GAAP measure Adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Year Ended December 31,
	2025	2024
Net income	$15,477	$18,115
Depletion and depreciation	17,038	15,892
Accretion	250	172
Interest expense	3,291	3,382
Unrealized (gain) loss on commodity contracts	32	(336)
Stock based compensation	1,744	1,075
Interest income	(31)	(2)
Income tax expense	4,868	5,864
Other income	(565)	(127)
Foreign currency loss	3	4

Adjusted EBITDA	$42,107	$44,039

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the Company’s revised corporate strategy of targeting additional benches on its Tishomingo field in Oklahoma, the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, projected average production, revenue, capital expenditures, Adjusted EBITDA and net debt for 2026, the Company’s internal estimates, forecasts, timing of completion and anticipated production regarding the Clifton Mack wells, the expectation that oil saturation and higher clay shale will be a frack barrier separating the False Caney from the main Caney formation, the expectation that drilling both Upper and Lower Caney wells will result in recovering more reserves from the field, the expectation that the T-zone can be produced economically without interfering with the Company’s production from the Lower Caney, and the anticipated drilling of the Upper Caney in late 2026 or early 2027. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.